Exhibit 2.2

TAX MATTERS AGREEMENT

This Tax Matters Agreement (the “Agreement”), dated June 30, 2012, is made between GENERAL ELECTRIC CAPITAL CORPORATION, a Delaware corporation (“Seller”) and EVERBANK, a federal savings association (“Acquiror”). Unless otherwise indicated, all capitalized terms used herein shall have the same meaning as in the Stock and Asset Purchase Agreement between Seller and Acquiror, dated as of the date of this Agreement (the “SAPA”).

RECITALS

WHEREAS, in connection with the transactions contemplated by the SAPA, the parties to this Agreement desire to make certain representations, warranties and covenants with respect to Tax matters and to allocate the liability for certain Taxes that may be owed to or asserted by any U.S. federal, state or local or foreign jurisdiction (including any subdivision and any revenue agency of such a jurisdiction) imposing Taxes and the agencies, if any, charged with the collection of such Taxes for such jurisdictions (“Taxing Authority”).

NOW, THEREFORE, in consideration for the premises and mutual representations, warranties and covenants hereinafter set forth, the parties to this Agreement agree as follows:

SECTION 1. Representations of Seller. Seller hereby represents and warrants to Acquiror, as of the date hereof and as of the Closing Date, that, except as set forth in a correspondingly labeled Section of Schedule A attached to this Agreement:

(a) Seller and its Subsidiaries have filed (or have had filed on their behalf) all material Tax Returns required to be filed (taking into account requests for extensions to file such returns) with respect to the Company or the Acquired Business, all such Tax Returns were to the extent related to the Acquired Business true and correct in all material respects, and all Taxes shown due on such Tax Returns have been paid.

(b) All estimated Taxes payable by the Company on a separate company basis have been timely paid in full.

(c) No waivers of statutes of limitation have been given by or requested with respect to any of the Company’s Taxes payable on a separate company basis.

(d) The Company shall not be required, as a result of (A) a change in accounting method for a Tax period beginning on or before the Closing Date, to include any adjustment under Section 481(c) of the Code (or any similar provision of state, local or foreign Law) in taxable income for any Tax period beginning on or after the Closing Date, or (B) any “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or foreign Tax Law) entered into prior to the Closing Date, to include any item of income in or exclude any item of deduction from any Tax period beginning on or after the Closing Date.

(e) There are no Liens (other than Permitted Liens) on any of the Company’s assets that arose in connection with any failure (or alleged failure) to pay any Tax.

(f) Since October 25, 2001, the Company has not been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return, other than a group of which General Electric Company, Seller or any of their wholly owned direct or indirect subsidiaries was the common parent.

(g) No closing agreements, private letter rulings, technical advice memoranda or similar agreement or rulings have been entered into or issued by any Taxing Authority with respect to the Acquired Business that would be binding on the Company following the Closing, and no such agreement or ruling has been applied for and is currently pending.

(h) The Company has not constituted either a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock qualifying for Tax-free treatment under Section 355 of the Code during the preceding two years.

(i) No audit or other administrative or court proceedings are pending with any Taxing Authority with respect to any federal, state, local or foreign income or other Taxes in which an issue particular to the Company or the Acquired Business has been raised, and no written notice thereof has been received by Seller or the Company.

(j) Since October 25, 2001, no written claim that could give rise to Taxes has been made with respect to the Company or the Acquired Business by a Taxing Authority in a jurisdiction where the Company or the relevant owner of the Acquired Business does not file Tax Returns that it is or may be subject to Taxation in that jurisdiction.

(k) Since October 25, 2001, the Company has not engaged in a “reportable transaction” described in Treasury Regulation Section 1.6011-4(b).

(l) The Company has complied in all material respects with all applicable information reporting and withholding requirements.

(m) The Company has not granted in writing any power of attorney which is currently in force with respect to any Taxes or Tax Returns paid or filed on a separate company basis.

(n) Immediately following the Closing (and after taking into account any attribute reduction under U.S. Treasury Regulation Section 1.1502-36(d) or under any similar provision of Law), the assets transferred to the Company in the Restructuring Transactions will have an aggregate Tax basis that is at least equal to the aggregate fair market value (as determined pursuant to Section 5.12(e)(i) of the SAPA) of the assets as of the Closing Date.

(o) Except as a result of a “determination” as defined in Section 1313(a) of the Code, no position has been, or will be, taken on a Tax Return that is different than the allocation of such aggregate Tax basis described in Section 5.12(e) of the SAPA; it being understood that such “determination” shall be treated as a breach of the representations and warranties contained in Sections 1(n) or 1(p) to the extent such “determination” causes such representations and warranties to be inaccurate.

(p) The Company’s ability to depreciate and amortize in a Post-Closing Period the Tax basis of its assets acquired in the Restructuring Transactions will not be limited, delayed or deferred solely by reason of having acquired such assets from a related party, including, without limitation, by reason of Section 197(f)(9) or any other provision of the Code.

SECTION 2. Indemnification by Seller. (a) From and after the Closing, Seller shall indemnify, defend and hold harmless the Acquiror Indemnified Persons against, and reimburse any Acquiror Indemnified Person for, without duplication, all Losses that such Acquiror Indemnified Person may suffer or incur, or become subject to, as a result of (i) Taxes imposed on the Company for taxable periods ending on or before the Closing Date or allocable to the portion of a Straddle Period ending on the Closing Date (“Pre-Closing Periods”), (ii) Taxes imposed on Seller or any of its Affiliates (other than the Company), (iii) Taxes imposed on the Company under U.S. Treasury Regulation Section 1.1502-6 (or under any similar provision of Law) by reason of the Company having been a member of a consolidated, combined, unitary, affiliated or other Tax group at any time prior to the Closing Date, (iv) Tax liabilities incurred in the Restructuring Transactions, (v) the portion of any Transfer Tax for which Seller is responsible pursuant to Section 8, or (vi) any failure of any representation and warranty made by Seller in Section 1 to be true and correct, in each case, as of and as if made on, the Closing Date; provided that, except for the representations and warranties contained in Sections 1(d), (g), (m), (n), (o) and (p), a failure of any other representation or warranty made by Seller in Section 1 shall not give rise to any indemnification obligation for any Taxes attributable to a Post-Closing Period. For the avoidance of doubt, the indemnification in this Section 2 shall not be subject to any limitations on indemnity provided for in Section 8.01(b) of the SAPA and shall be subject to the provisions of Sections 8.05, 8.06 and 8.07 of the SAPA.

(b) Any indemnification payment under Section 2(a) in respect of a breach of the representations and warranties contained in Sections 1(n), (o) and (p) shall be paid from Seller to the Acquiror Indemnified Tax Party in one lump sum. Such lump sum shall be calculated by taking into account, among other relevant factors, the appropriate tax rate, discount rate and reasonably expected timing of Tax basis recovery. The parties shall discuss and negotiate with each other in good faith to reach agreement regarding the appropriate factors to be taken into account.

SECTION 3. Indemnification by Acquiror. From and after the Closing, Acquiror shall indemnify, defend and hold harmless the Seller Indemnified Persons against, and reimburse any Seller Indemnified Person for, without duplication, all Losses that such Seller Indemnified Person may suffer or incur, or become subject to, as a result of (i) any Taxes of the Company for taxable periods beginning after the Closing Date or allocable to the portion of a Straddle Period beginning after the Closing Date (“Post-Closing Periods”), other than Losses described in Section 2, and (ii) the portion of any Transfer Tax for which Acquiror is responsible pursuant to Section 8. For the avoidance of doubt, the indemnification in this Section 3 shall not be subject to any limitations on indemnity provided for in Section 8.02(b) of the SAPA and shall be subject to the provisions of Sections 8.05, 8.06 and 8.07 of the SAPA.

SECTION 4. Straddle Periods. (a) Unless prohibited by applicable Law, the taxable period of the Company shall be closed as of the close of business on the Closing Date. In any case where applicable Law does not permit the Company to close its taxable period on the Closing Date or in any case in which a Tax is assessed with respect to a taxable period which includes the Closing Date (but does not end on that day) (a “Straddle Period”), then Taxes, if any, attributable to a Straddle Period shall be allocated (i) to the Pre-Closing Periods for the period up to and including the Closing Date, and (ii) to the Post-Closing Periods for the period subsequent to the Closing Date. For Straddle Period Taxes based upon or related to income or receipts or imposed in connection with any transaction, the Taxes, if any, shall be allocated based on a closing of the books method, provided that exemptions, allowances or deductions (other than deductions (or reduced deductions) that are attributable to increased (or decreased) Tax basis of the assets transferred to the Company in the Restructuring Transactions) that are calculated on an annual basis shall be allocated between the period ending on the Closing Date and the period after the Closing Date in proportion to the number of days in each such period and deductions (or reduced deductions) that are attributable to increased (or decreased) Tax basis of the assets transferred to the Company in the Restructuring Transactions shall be allocated between the period ending on the Closing Date and the period after the Closing Date in proportion to the number of days in each such period after the relevant Restructuring Transaction. For Straddle Period Taxes measured by the amount or level of any item (including such Taxes as are measured by the amount of capital or the value of intangibles), the amount of such Taxes that are determined by multiplying (x) the amount or level of such items immediately prior to the Closing by (y) a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period, shall be allocated to the Pre-Closing Period, and the remaining amount shall be allocated to the Post-Closing Period. For all Straddle Period Taxes not described above, the amount of such Taxes that are determined by multiplying (A) the amount of such Taxes for the entire Straddle Period by (B) a fraction, the numerator of which is the number of calendar days in the portion of the

Straddle Period ending on the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period, shall be allocated to the Pre-Closing Period and the remaining amount shall be allocated to the Post-Closing Period.

(b) For the avoidance of doubt, the parties hereto agree that neither party will make a ratable allocation election under U.S. Treasury Regulation Section 1.1502-76(b)(2)(ii) or any other similar provision of Law. In accordance with U.S. Treasury Regulation Section 1.1502-76 and any analogous provision of Law, any Tax related to an extraordinary transaction that occurs on the Closing Date after the Closing shall be allocated to the Post-Closing Period. In addition, the principles of the preceding sentence shall apply in the absence of an analogous provision of Law and in the case of Straddle Periods.

SECTION 5. Filing of Tax Returns. (a)(i) Seller shall timely prepare and file (or cause to be timely prepared and filed) (A) all Tax Returns that are required to be filed with respect to the Company on a consolidated, combined, unitary, affiliated or other Tax group basis for taxable periods beginning before the Closing Date, and (B) all other Tax Returns required to be filed by or with respect to the Company that are due (taking into account requests for extensions to file such returns) on or before the Closing Date. Seller shall timely remit (or cause to be timely remitted) any Taxes shown due on such Tax Returns. Seller shall prepare (or cause to be prepared) in a manner consistent with past practice and in accordance with applicable Law all other Tax Returns with respect to the Company that cover solely Pre-Closing Periods and that are required to be filed after the Closing Date; Seller shall submit such Tax Returns to Acquiror no later than fifteen (15) days prior to the due date for such Tax Returns and Acquiror shall cause such Tax Returns to be executed and timely filed with the appropriate Taxing Authority. Seller shall pay to Acquiror any Taxes shown due on such Tax Returns and Acquiror shall remit (or cause to be remitted) such Taxes to the appropriate Taxing Authority.

(ii) Acquiror shall promptly provide (or cause to be provided) to Seller any information requested by Seller relating to the Company and its assets within its possession to facilitate the preparation and filing of the Tax Returns described in Section 5(a)(i). Acquiror shall prepare (or cause to be prepared) such information in a manner consistent with past practice of the Acquired Business.

(b) (i) Except as described in Section 5(a), Acquiror shall timely prepare and file (or cause to be timely prepared and filed) all Tax Returns with respect to the Company for all taxable periods that are required to be filed after the Closing Date. If such Tax Returns report Taxes attributable to a Pre-Closing Period, then: (w) Acquiror shall prepare (or cause to be prepared) such Tax Returns in accordance with past practices of the Acquired Business (except as required by applicable Law), (x) completed drafts of such Tax Returns shall be submitted to Seller not later than thirty (30) days prior to the due date for filing such Tax Returns (or, if such due date is within forty-five (45) days following the Closing Date, as promptly as practicable following the Closing Date), (y) Seller shall have the right to review and approve each such Tax Return prior to the filing thereof, which approval may not be unreasonably withheld, and (z) to the extent relating to Pre-Closing Periods, Acquiror shall make any changes to such Tax Returns reasonably requested by Seller. Without limiting the obligations of Seller under Section 2 and Section 7, Acquiror shall remit (or cause to be remitted) any Taxes due with respect to such Tax Returns.

(ii) Seller shall promptly (and in any event, no later than within thirty (30) days of Acquiror’s request) provide (or cause to be provided) to Acquiror any information requested by Acquiror relating to the Company and its assets within its possession to facilitate the preparation and filing of the Tax Returns described in Section 5(b)(i). Seller shall prepare (or cause to be prepared) such information in a manner consistent with past practice of the Acquired Business.

SECTION 6. Tax Proceedings. (a)(i) A Person that may be entitled to be indemnified under this Agreement (the “Indemnified Person”) shall promptly deliver to the party liable for such indemnification (the “Indemnifying Person”) a copy of any written communication received by the Indemnified Person or any of its Affiliates from a Governmental Authority or Taxing Authority concerning Taxes for which indemnification may be claimed pursuant to the provisions of this Agreement and shall promptly notify the Indemnifying Person in writing of any pending or threatened audit, claim or demand (a “Tax Claim”) that could give rise to a right of indemnification, and to the extent known, describing in reasonable detail the facts and circumstances with respect to the subject matter of such Tax Claim; provided, however, that the failure to provide such notice shall not release the Indemnifying Person from any of its obligations under this Agreement unless the Indemnifying Person is materially prejudiced by such failure.

(ii) Seller shall promptly deliver to Acquiror a copy of any written communication that it or any of its Affiliates receives from a Governmental Authority or Taxing Authority concerning any Tax Claim which could affect the adjusted Tax basis or the depreciation or amortization deductions in respect of any asset transferred to the Company in the Restructuring Transactions.

(b) Seller shall have (i) the exclusive right to file (or cause to be filed) any amended Tax Return and (ii) the right, at its expense, to control any Tax Claim or administrative or judicial proceeding with respect to Taxes, in each case to the extent that such Tax Return, Tax Claim or administrative or judicial proceeding relates to a Pre-Closing Period or would reasonably be expected to result in any Tax liability with respect to which Seller has otherwise agreed to provide indemnification under this Agreement. Except with respect to any Tax Return filed or Tax paid on a consolidated, combined, unitary, affiliated or other Tax group basis, Acquiror shall have the right to control a Tax Claim or administrative or judicial proceeding with respect to issues for which Acquiror would be liable if such issues (i) are being contested in the same Tax Claim or administrative or judicial proceeding and (ii) would reasonably be expected to result in a Tax liability to Acquiror that exceeds in amount the Tax liability with respect to which Seller has agreed to provide indemnification under this Agreement; Acquiror shall not settle any such issues arising in the Tax Claim or administrative or judicial proceeding without the written consent of Seller, which consent shall not be unreasonably withheld.

Except with respect to any Tax Return filed or Tax paid on a consolidated, combined, unitary, affiliated or other Tax group basis, Seller shall not (I) file any amended Tax Return that Seller has the right to file, or (II) settle any Tax Claim or administrative or judicial proceeding with respect to which Seller has assumed control, in each case, pursuant to this Section 6(b) without the written consent of Acquiror, which consent shall not be unreasonably withheld. Upon the request of Seller, Acquiror shall file (or cause to be filed) any amended Tax Return described in the first sentence of this Section 6(b) and shall execute any powers of attorney or similar documents that may be required to effectuate the intent of this Section 6(b).

(c) Subject to Section 6(b), Acquiror shall have the right to control any Tax Claim or administrative or judicial proceeding with respect to any Tax liability of the Company.

SECTION 7. Payments and Refunds. (a) Payments to an Acquiror Indemnified Person or a Seller Indemnified Person under this Agreement shall be made (i) at least three (3) Business Days before the due date of the applicable estimated or final Tax Return giving rise to the payment, without regard to whether the Tax Return shows overall net income or loss for such period, and (ii) within three (3) Business Days following an agreement between Seller and Acquiror that an indemnity amount is payable, an assessment of a Tax by a Taxing Authority, the conclusion of an administrative or judicial proceeding, or a “determination” as defined in Section 1313(a) of the Code.

(b) Acquiror shall pay (or cause to be paid) to Seller any refunds of Taxes with respect to a Pre-Closing Period or which Seller has otherwise agreed to provide indemnification under this Agreement (including any interest paid thereon and net of any Taxes and other third party out of pocket expenses incurred in respect of the receipt or accrual of the refund); provided, however, that Acquiror shall be entitled to any refunds of Taxes to the extent that such refunds are in respect of Taxes that are not paid, or Tax Returns that are not filed, on a consolidated, combined, unitary, affiliated or other Tax group basis and are attributable to a carryback of a loss or other tax attribute from a taxable period (or the portion of a Straddle Period) beginning after the Closing Date. Upon the request of Seller, Acquiror shall file (or cause to be filed) all Tax Returns (including amended Tax Returns) or other documents claiming any refunds to which Seller is entitled pursuant to the preceding sentence. Any payments required to be made under this Section 7(b) shall be made in immediately available funds within five (5) days of the actual receipt of the refund or the application of any such refunds as a credit against Tax for which Seller has not otherwise agreed to provide indemnification under this Agreement.

(c) Except as provided in Section 7(b), Acquiror shall be entitled to any refunds (including interest paid therewith) or credits against Tax in respect of any Tax liability of the Company.

SECTION 8. Transfer Taxes. Notwithstanding anything to the contrary in this Agreement, Acquiror shall bear fifty (50)%, and Seller shall bear fifty (50)%, of any sales Tax, use Tax, direct or indirect real property transfer or gains Tax, documentary stamp Tax or similar Taxes and related fees (“Transfer Taxes”) attributable to the sale of the Transferred Equity Interests and the BLT Servicing Rights to Acquiror or a Designated Purchaser pursuant to the SAPA. The party primarily or customarily responsible under applicable local Law for filing such Tax Returns shall timely prepare and file any such Tax Return relating to such Transfer Taxes.

SECTION 9. Tax Sharing Agreements. To the extent relating to the Company, Seller shall terminate (or cause to be terminated) on or before the Closing Date all Tax sharing agreements or arrangements (other than this Agreement), if any, to which the Company, on the one hand, and Seller or any Affiliate of Seller (other than the Company), on the other hand, are parties to, and neither Seller nor any Affiliate of Seller, on the one hand, or the Company, on the other hand, shall have any liability or other obligation thereunder to each other on or after the Closing.

SECTION 10. Tax Cooperation. Seller and Acquiror shall cooperate with each other and shall furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Company or the Acquired Business (including access to books, records and personnel as well as the timely provision of powers of attorney or similar authorizations) as is reasonably necessary for the filing of all Tax Returns, the making of any election related to Taxes, the preparation for any audit by any Taxing Authority, and the prosecution or defense of any audit, proposed adjustment or deficiency, assessment, claim, suit or other proceeding relating to any Tax or Tax Return, to the extent consistent with the allocation of rights and responsibilities under this Agreement.

SECTION 11. Interest. In the event that any payment required to be made under this Agreement is made after the date on which such payment is due, interest will accrue on such amount from (but not including) the due date of the payment to (and including) the date such payment is actually made at the rate designated from time to time in Section 6621(a)(2) of the Code, compounded on a daily basis.

SECTION 12. Tax Treatment of Payments. Except for payments described in Section 7(a)(i), Seller and Acquiror shall treat any payments made pursuant to this Agreement or Section 2.10 or Article VIII of the SAPA as adjustments to the Purchase Price for Tax purposes unless applicable Tax Law causes such payment not to be so treated.

SECTION 13. FIRPTA Certificate. Seller shall deliver to Acquiror at the Closing a certificate of non-foreign status that complies with Section 1445 of the Code.

SECTION 14. Survival. The representations and warranties contained in Section 1 shall survive until ninety (90) days following the expiration of the applicable statute of limitations. The indemnity and payment obligations set forth in this Agreement shall survive indefinitely. The right to indemnification with respect to claims of which notice was given prior to the expiration of the applicable survival period shall survive such expiration until such claim is finally resolved and any obligations with respect thereto are fully satisfied.

SECTION 15. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any Law or as a matter of public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties to this Agreement shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

SECTION 16. Amendment.

(a) No provision of this Agreement, including Schedule A hereto, may be amended, supplemented or modified except by a written instrument making specific reference hereto or thereto signed by all the parties to this Agreement. No consent from any Indemnified Person (other than the parties to this Agreement) shall be required in order to amend this Agreement. Any agreement on the part of the parties hereto to waive any term or provision of this Agreement shall be valid only if set forth in an instrument in writing signed on behalf of the party or parties against whom the waiver is to be effective. No such waiver shall constitute a waiver of, or estoppel with respect to, any subsequent or other inaccuracy, breach or failure to strictly comply with the provisions of this Agreement.

(b) At any time prior to the Closing, either Seller or the Acquiror may (i) extend the time for the performance of any of the obligations or other acts of the other Person, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement, or (iii) waive compliance with any of the agreements or conditions contained in this Agreement but such waiver of compliance with such agreements or conditions shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder.

SECTION 17. Assignment. Neither this Agreement nor any of the rights, interests or obligations under it may be assigned by either of the parties hereto (by operation of Law or otherwise) without the prior written consent of the other party; provided that no such assignment shall release Seller or Acquiror from any liability or obligation under this Agreement; provided, further, that this Agreement (including the rights and interests and obligations under this Agreement) may be assigned by Acquiror to any Designated Purchaser provided that no such assignment shall release Acquiror from any Liability or obligation under this Agreement. Any attempted assignment in violation of this Section 17 shall be null and void. This Agreement shall be binding upon, shall inure to the benefit of, and shall be enforceable by the parties hereto and their permitted successors and assigns.

SECTION 18. No Third-Party Beneficiaries. Except as provided in Section 2 and Section 3 with respect to Seller Indemnified Persons and Acquiror Indemnified Persons, this Agreement is for the sole benefit of the parties to this Agreement and their permitted successors and assigns and nothing in this Agreement or any other Transaction Agreements, express or implied, is intended to or shall confer upon any other Person, including any employee or former employee of Seller, the Company or the Acquired Business, any legal or equitable right, benefit or remedy of any nature whatsoever, including any rights of employment for any specified period, under or by reason of this Agreement.

SECTION 19. Disputes. If Seller and Acquiror are unable to resolve any disagreement relating to any Tax matter hereunder, the disagreement shall be referred to an Independent Accounting Firm. The Independent Accounting Firm shall resolve the disagreement within thirty (30) days and Seller and Acquiror agree the decision of the Independent Accounting Firm shall be conclusive and binding on both Seller and Acquiror. The fees of the Independent Accounting Firm shall be divided equally between Seller and Acquiror.

SECTION 20. Effectiveness. Upon a termination of the SAPA pursuant to Article VII of the SAPA, this Agreement shall automatically be terminated and be of no force or effect without any Person being required to take any action.

IN WITNESS WHEREOF, this Agreement has been duly executed on the day and year first above written.

GENERAL ELECTRIC CAPITAL CORPORATION

By:	/s/ Joseph A. Nellis
	Name:	Joseph A. Nellis
	Title:	Authorized Signatory

IN WITNESS WHEREOF, this Agreement has been duly executed on the day and year first above written.

EVERBANK

By:	/s/ Thomas A. Hajda
	Name:	Thomas A. Hajda
	Title:	Executive Vice President, General Counsel and Secretary

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